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FOR IMMEDIATE RELEASE

NEW DIMENSION SOFTWARE ANNOUNCES RECORD REVENUES AND EARNINGS FOR THE FOURTH QUARTER AND YEAR 1998

Revenues for the Quarter Increased by 62.9 Percent; Net Income Increased by
100.4 Percent TEL AVIV, Israel, February 3, 1999 -- New Dimension Software, Ltd. (NASDAQ: DDDDF) today announced record revenues and net income for the fourth quarter and the year ended December 31, 1998. Total revenues for the quarter ended December 31, 1998 were $30,012,000, a 62.9 percent increase as compared to $18,425,000 in the same period last year. Net income for the quarter increased by 100.4 percent to $6,833,000 (or $0.53 per diluted share), as compared to net income of $3,410,000 (or $0.27 per diluted share) for the same period last year.

Total revenues for the year ended December 31, 1998 were $93,591,000, a 44.1 percent increase as compared to $64,969,000 in 1997. Net income for the year ended December 31, 1998 increased by 87.2 percent to $20,530,000 (or $1.59 per diluted share), as compared to net income of $10,966,000 (or $0.- 89 per diluted share) for the same period last year.

On a geographic basis, revenues for the fourth quarter increased by 101.4 percent in North America, by 21.7 percent in Europe, and by 17.2 percent in the rest of the world.

Revenues derived from product sales reached record levels during the fourth quarter, growing by 80.8 percent as compared to the same period last year. The revenues from sales of client/server products as a percentage of total product sales were 65 percent in the fourth quarter.

Maintenance revenues also reached record levels during the fourth quarter, and grew by 27.2 percent as compared to the same period last year.

"We are very pleased with the performance of the Company during the fourth quarter and throughout 1998," said Dan Barnea, the Company's CEO. "During the quarter, we signed seven contracts valued at more than $1 million. We are pleased to see that a growing number of new and existing customers are signing large, long-term contracts with us, which we believe reflects a strong commitment from our customers to the technology and to the Company. We also believe that long-term contracts provide us with a strategic advantage in these accounts, enhancing our opportunity for future product sales." "We are very pleased with the sales and market acceptance of CONTROL-SA(TM), which we regard as among the year's most important achievements," Mr. Barnea said. "During the fourth quarter, CONTROL-SA revenues increased by 1,701 percent over the same period in 1997, and reached $4,302,000. The number of CONTROL-SA customers has more than doubled this year. We expect demand for this important product line to accelerate in 1999, and we are focusing significant development and marketing resources on CONTROL-SA to take advantage of this market opportunity."

Mr. Barnea continued, "We continue to see strong demand for client/server products across all three major product lines. We believe this trend will continue into 1999 as well, fueled by the growing number of organizations adopting client/server production applications to address year 2000 concerns. With all major product lines performing on UNIX, Windows NT and many additional platforms, we believe we are well positioned for this market trend."

"On a geographic basis, the Company continues to be led by the success of the North American organization," he continued. "We attribute the success of this organization to the stability and experience of the Company's North American sales force." Mr. Barnea added, "In other regions of the world, we are pleased to note the success of our new subsidiary company in Mexico, which opened in April 1998. During the fourth quarter, this newly formed organization signed the Company's two largest contracts to date from Latin America, together totaling $2,750,000. Revenues from Mexico reached record levels during 1998."

"A major achievement of 1998 has been the strengthening of our strategic relationships with other vendors," he continued. "We are very pleased with the results of our Alliance Partner Program, which has expanded our reach into renowned organizations such as IBM, SAP, Oracle and others with which the Company has formal joint marketing and technology initiatives."

Mr. Barnea said, "As we enter 1999, the Company is embarking on a number of strategic technology initiatives to advance the product line, focusing on the Internet and its increasing importance in the enterprise. We are currently in the final Beta testing stages of three new Internet-based products:
CONTROL-M(R)/Web ACCESS(TM), CONTROL-SA/Workflow(TM) and CONTROL-SA/Passport(TM). CONTROL-M/Web Access is a new option that allows remote access to CONTROL-M using any standard Web browser. CONTROL-SA/Workflow automates the resource-intensive authorization process for new employees requiring access to internal computing resources, or for existing employees who require

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changes to their access rights. CONTROL-SA/PassPort allows end users to issue single change requests using a Web browser to change and synchronize all of their passwords across the enterprise. We are very enthusiastic about the prospect of adding these new products to our product line and about the many other technology initiatives underway. We will continue to focus resources on the development of strategic tools for the Internet and other key enterprise technologies."

FOR MORE INFORMATION

For more information on New Dimension Software in North America, please contact the sales department at (800) 347-4694. For inquiries outside of North America, contact the Company's headquarters in Tel Aviv at 972-3-645-1111. Inquiries can also be directed to the Company's home page at www.ndsoft.com.

NEW DIMENSION SOFTWARE

New Dimension Software is a premier developer of systems management software for complex distributed systems. With the Company's tightly integrated family of products, all aspects of enterprise production, output and security can be effectively managed. By managing the flow of information between applications, systems, end users and administrators, New Dimension Software products allow organizations to achieve their business goals. Founded in 1983, the Company is based in Tel Aviv, with its North American subsidiary's headquarters in Irvine, Calif. and regional offices throughout the United States, Canada, Mexico and Australia. The Company's products are currently licensed to over 2,350 customers in more than 40 countries.

Certain statements made herein that are not historical, including statements using the terms "estimate," "intend," expect," "believe," and similar expressions, are forward-looking statements within the meaning of the Private Securities Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance and achievements of the Company to differ materially from those implied by such forward-looking statements, including risks associated with carrying out strategic relationships (including termination of the relationship); changes in business conditions and growth trends affecting the Company's products and markets; timing of development, announcement and introduction of new products by the Company and its competitors, and the market demand for such products; continuing availability of key components and technologies; changes in consumer and business purchasing patterns, and other factors listed in reports filed by the Company with the Securities and Exchange Commission from time to time.

                                  -end-

CONTROL-M is a registered trademark, and CONTROL-M/Web Access is a trademark of New Dimension Software, Ltd. CONTROL-SA, CONTROL-SA/Workflow and
CONTROL-SA/PassPort are trademarks of EagleEye Control Software, Ltd. New Dimension Software, Ltd. recognizes all other companies' trademarks.

CONTACTS:
---------
North America:                      Israel:
Laurie Weller                       Isaac Zion
949.757.4300                        011.972.3.645.1188